1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page

1.1	Announcement dated May 3, 2004 of the Resolutions passed at the 2003 Annual General Meeting and the Resolutions passed at the Extraordinary General Meeting and class meeting for holders of H shares and class meeting for holders of domestic shares	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 4, 2004	By: /S/ ZHOU DEQIANG
Name: Zhou Deqiang Title: Chairman and CEO

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The announcement is not an offer to sell or the solicitation of an offer to buy any securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of the Resolutions Passed at the 2003 Annual General Meeting

Announcement of the Resolutions Passed at the Extraordinary General Meeting and

class meeting for holders of H shares and class meeting for holders of domestic shares

•	The board of directors of the Company hereby announce the results of the resolutions put forward at the AGM, EGM and class meetings of the Company held on 3 May 2004.

•	The profit distribution proposal and declaration and payment of a final dividend for the year ended 31 December 2003 were approved. The payment date of the cash dividend distributable per share of RMB0.069083 per share (equivalent to HK$0.065 per share) (including tax) is expected to be on or about 20 May 2004.

•	The board of directors of the Company has been authorised by shareholders at each of the EGM and class meetings to issue and allot up to 8,317,560,515 New H Shares on terms and conditions set out in the relevant notices of EGM and class meetings dated 17 March 2004. Such authority shall lapse on 2 November 2004, being the date falling 6 months following the passing of the special resolutions.

The 2003 annual general meeting

The Annual General Meeting for the year 2003 (the “AGM”) of China Telecom Corporation Limited (the “Company”) was held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, the People’s Republic of China on 3 May 2004. There were a total of 75,614,186,503 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. 4 shareholders and authorised proxies holding an aggregate 67,586,776,503 shares, representing 89.38% of the total voting shares of the Company, were present at the AGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. Holders of 3,106,798,314 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 58,000 H shares of the Company appointed the chairman of the meeting as their proxy to attend and vote on their behalf. The AGM was chaired by Mr. Zhou Deqiang, Chairman of the board of directors of the Company. After consideration and voting by the shareholders and authorised proxies, the following resolutions were passed at the AGM as ordinary resolutions:

1.	The consolidated financial statements of the Company, the report of the board of directors of the Company, the report of the supervisory committee and the report of the international auditors for the year ended 31 December 2003 were approved. 70,693,202,817 shares were voted in the affirmative and 430,000 shares were voted in the negative, representing 99.9994% and 0.0006%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

2.	The profit distribution proposal for the year ended 31 December 2003 was approved along with the following dividend payment proposal: a cash dividend for the year 2003 of RMB0.069083 per share (equivalent to HK$0.065 per share) (including tax). The board of directors of the Company were authorised to proceed with arranging for the payment of the dividend on 20 May 2004.

70,693,147,817 shares were voted in the affirmative and 485,000 shares were voted in the negative, representing 99.9993% and 0.0007%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

3.	The annual remuneration proposal for the Company’s directors for the year ending 31 December 2004 was approved.

70,666,540,217 shares were voted in the affirmative and 27,092,600 shares were voted in the negative, representing 99.9617% and 0.0383%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

4.	The reappointment of KPMG as the Company’s international auditors and KPMG Huazhen as the Company’s domestic auditors for the year ending 31 December 2004 and the authorisation to the board of directors of the Company to fix the remuneration of KPMG and KPMG Huazhen in relation thereto were approved.

70,693,130,817 shares were voted in the affirmative and 502,000 shares were voted in the negative, representing 99.9993% and 0.0007%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

After consideration and voting by the shareholders and authorised proxies, the following resolutions were passed at the AGM as special resolutions:

5.	The general mandate to the board of directors of the Company to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the Company’s existing domestic shares and H shares (as the case may be) was approved.

67,817,657,434 shares were voted in the affirmative and 2,875,975,383 shares were voted in the negative, representing 95.9318% and 4.0682%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

6.	The authorisation to the board of directors of the Company to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 5, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company was approved.

68,197,533,166 shares were voted in the affirmative and 2,496,099,651 shares were voted in the negative, representing 96,4691% and 3.5309%, respectively, of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

The class meeting for holders of H shares

The class meeting for holders of H shares of the Company convened pursuant to the notice of the class meeting for holders of H shares dated 17 March 2004 was held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, the People’s Republic of China on 3 May 2004. There were a total of 8,027,410,000 H shares, representing 100% of the total H shares of the Company in issue, entitled to attend and vote for or against the special resolutions considered at the class meeting for holders of H shares of the Company. Holders of 3,054,558,783 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 72,000 H shares of the Company appointed the chairman of the meeting as their proxy to attend and vote on their behalf. This shareholding proportion was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company. The class meeting for holders of H shares was chaired by Mr. Zhou Deqiang, Chairman of the board of directors of the Company. After consideration and voting by the holders of H shares and authorised proxies, the following resolutions were passed at the class meeting for holders of H shares as special resolutions:

1.	The authorisation to the board of directors of the Company until 2 November 2004 to issue and allot up to 8,317,560,515 new H shares (each newly issued H share, a “New H Share”), which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares, representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted, upon conversion of up to 756,141,865 existing domestic shares held by the PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds was approved, subject to the conditions set out in the notice of the class meeting for holders of H shares dated 17 March 2004.

3,023,036,483 H shares were voted in the affirmative and 31,594,300 H shares were voted in the negative, representing 98.9657% and 1.0343%, respectively, of the total number of H shares held by shareholders (including proxies), present at the class meeting for holders of H shares carrying voting rights.

2.	The authorisation to the board of directors of the Company to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the board of the directors (or a duly authorised committee thereof) may in its discretion decide to issue and allot.

3,024,409,883 H shares were voted in the affirmative and 30,220,900 H shares were voted in the negative, representing 99.0107% and 0.9893%, respectively, of the total number of H shares held by shareholders (including proxies), present at the class meeting for holders of H shares carrying voting rights.

3.	The waiver of pre-emptive rights (if any) by the holders of H shares of the Company over any or all of the New H Shares was approved.

2,875,296,850 H shares were voted in the affirmative and 179,333,933 H shares were voted in the negative, representing 94.1291% and 5.8709%, respectively, of the total number of H shares held by shareholders (including proxies), present at the class meeting for holders of H shares carrying voting rights.

The class meeting for holders of domestic shares

The class meeting for holders of domestic shares of the Company convened pursuant to the notice of the class meeting for holders of domestic shares dated 17 March 2004 was held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, the People’s Republic of China on 3 May 2004. There were a total of 8,777,656,321 domestic shares, representing approximately 12.99% of the total domestic shares of the Company in issue, entitled to attend and vote for or against the resolutions considered at the class meeting for holders of domestic shares of the Company. China Telecommunications Corporation, the controlling shareholder of the Company and a holder of an aggregate of 58,809,120,182 domestic shares of the Company, representing approximately 87.01% of the total domestic shares of the Company in issue, was entitled to attend and vote only against the resolutions considered at such class meeting. China Telecommunications Corporation abstained from voting. 4 holders of domestic shares holding an aggregate 67,586,776,503 shares, representing 100% of the total domestic share voting rights of the Company, were present at class meeting for holders of domestic shares. This shareholding proportion was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company. The class meeting for holders of domestic shares was chaired by Mr. Zhou Deqiang, Chairman of the board of directors of the Company. After consideration and voting by the holders of domestic shares (excluding China Telecommunications Corporation), the following resolutions were passed at the class meeting for holders of domestic shares as special resolutions:

1.	The authorisation to the board of directors of the Company until 2 November 2004 to issue and allot up to 8,317,560,515 New H Shares, which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares, representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted, upon conversion of up to 756,141,865 existing domestic shares held by the PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds was approved, subject to the conditions set out in the notice of the class meeting for holders of domestic shares dated on 17 March 2004.

8,777,656,321 domestic shares were voted in the affirmative and 0 domestic shares were voted in the negative, representing 100% and 0%, respectively, of the total number of domestic shares held by shareholders (including proxies), excluding China Telecommunications Corporation, present at the class meeting for holders of domestic shares carrying voting rights.

2.	The authorisation to the board of directors of the Company to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the board of the directors (or a duly authorised committee thereof) may in its discretion decide to issue and allot.

8,777,656,321 domestic shares were voted in the affirmative and 0 domestic shares were voted in the negative, representing 100% and 0%, respectively, of the total number of domestic shares held by shareholders (including proxies), excluding China Telecommunications Corporation, present at the class meeting for holders of domestic shares carrying voting rights.

3.	The waiver of pre-emptive rights (if any) by the holders of domestic shares of the Company over any or all of the New H Shares was approved.

6,623,230,223 domestic shares were voted in the affirmative and 0 domestic shares were voted in the negative, 2,154,426,098 domestic shares abstained, affirmative and negative votes represent 100% and 0%, respectively, of the total number of domestic shares held by shareholders (including proxies), excluding China Telecommunications Corporation and Zhejiang Financial Development Company, present at the class meeting for holders of domestic shares carrying voting rights.

The extraordinary general meeting

The Extraordinary General Meeting (the “EGM”) of the Company convened pursuant to the notice of EGM dated 17 March 2004 was held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, the People’s Republic of China on 3 May 2004. There were a total of 16,805,066,321 shares, representing approximately 22.22% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the EGM. China Telecommunications Corporation, the controlling shareholder of the Company and a holder of an aggregate of 58,809,120,182 shares of the Company, representing approximately 77.78% of the total issued share capital of the Company, was entitled to attend and vote only against the resolutions considered at the EGM. China Telecommunications Corporation abstained from voting. 4 shareholders and authorised proxies holding an aggregate 67,586,776,503 shares, representing 89.38% of the total voting shares of the Company, were present at the EGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. Holders of 3,093,089,490 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 58,000 H shares of the Company appointed the chairman of the meeting as their proxy to attend and vote on their behalf. The EGM was chaired by Mr. Zhou Deqiang, Chairman of the board of directors of the Company. After consideration and voting by the shareholders and authorised proxies, the following resolutions were passed at the EGM as special resolutions:

1.	The authorisation to the board of directors of the Company until 2 November 2004 to issue and allot up to 8,317,560,515 New H Shares, which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares, representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted, upon conversion of up to 756,141,865 existing domestic shares held by the PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds was approved, subject to the conditions set out in the notice of EGM dated 17 March 2004.

11,776,636,511 shares were voted in the affirmative and 94,167,300 shares were voted in the negative, representing 99.2067% and 0.7933%, respectively, of the total number of shares held by shareholders (including proxies), excluding China Telecommunications Corporation, present at the EGM carrying voting rights.

2.	The authorisation to the board of directors of the Company to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the board of the directors (or a duly authorised committee thereof) may in its discretion decide to issue and allot.

11,797,049,911 shares were voted in the affirmative and 73,753,900 shares were voted in the negative, representing 99.3787% and 0.6213%, respectively, of the total number of shares held by shareholders (including proxies), excluding China Telecommunications Corporation, present at the EGM carrying voting rights.

3.	The waiver of pre-emptive rights (if any) by the shareholders of the Company over any or all of the New H Shares was approved.

9,478,956,780 shares were voted in the affirmative and 237,420,933 shares were voted in the negative, 2,154,426,098 domestic shares abstained, affirmative and negative votes represent 97.5565% and 2.4435%, respectively, of the total number of shares held by shareholders (including proxies), excluding China Telecommunications Corporation and Zhejiang Financial Development Company, present at the EGM carrying voting rights.

By order of the Board China Telecom Corporation Limited Li Ping Company Secretary

Beijing, 3 May 2004

Notes:

1.	As at the date of this announcement, the board of directors of the Company consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leiping as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

2.	KPMG, the Company’s international auditors, were the scrutineer for the above voting-takings.